SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
May 8, 2003

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
175,000


8. SHARED VOTING POWER
3,500


9. SOLE DISPOSITIVE POWER
294,500
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

294,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.79

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock (the
"Common Stock") of Southern Africa Fund Inc. ("SOA"). The principal executive offices of SOA are located at 1345 Avenue of the Americas, New York, NY 10105.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570

Mr. Goldstein is a self-employed investment advisor. He is also
President of Kimball and Winthrop, Inc. 60 Heritage Drive,
Pleasantville, NY 10570, an investment advisory firm.

During the last 5 years Mr. Goldstein has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Goldstein is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Goldstein has accumulated shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
Shares of SOA continue to trade at a discount to Net Asset Value ("NAV"). In a letter to the Board of Directors dated May 8, 2003 Mr. Goldstein asked that shareholders be allowed to sell their shares at NAV. Otherwise Mr. Goldstein plans to solicit proxies in opposition to the new management contract. A copy of the letter is attached as Exhibit 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the annual report for the year ended November 30, 2002 there were 4,337,126 shares of Common Stock outstanding. The percentage set forth in this item (5a) was derived using such number.

Mr. Goldstein is deemed to be the beneficial owner of 294,500 shares of Common Stock or 6.79% of the outstanding shares.


b. Power to solely vote securities resides with Mr. Goldstein for 175,000 shares and jointly for 3,500 shares. Power to dispose of securities resides solely with Mr. Goldstein for 294,500 shares.

c. During the last sixty days the following shares of common stock were purchased:

5/8/03    150,000 shares @ 11.8
5/6/03    300 shares @ 11.7
5/1/03    700 shares @ 11.65
4/30/03   1000 shares @ 11.56

d. Beneficiaries of accounts managed by Mr. Goldstein are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Letter to Board of Directors

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/12/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein



Exhibit 1
Via e-mail

5/8/2003

Gentlemen:

I have been in contact with some large shareholders of Southern Africa Fund whose combined ownership (along with mine) represents a significant percentage of the Fund's outstanding shares. It is my understanding that these shareholders would like an opportunity to exit the Fund at NAV as soon as possible. Therefore, unless the board modifies its plan to continue to operate the Fund as a closed-end fund, I intend to solicit proxies to vote against the new management contract. In my opinion, it would be a waste of shareholder assets for the board to incur legal and proxy solicitation fees for a proposal that is almost surely doomed to fail. I hope the board will recognize the futility of trying to ram such a proposal down the throats of unwilling shareholders.

I ask that the board do the honorable thing and allow shareholders to determine whether they wish to wind up the Fund now and if so, to do that as inexpensively as possible. One alternative would be to have two proposals on the proxy: one to approve the new management agreement and a proposal (that the board would support) to liquidate the Fund in the event the first proposal fails to obtain shareholder approval. This will save shareholders the expense of calling a separate meeting if they want to liquidate it.

Thank you for your consideration.

Phillip Goldstein
914-7475262